April 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn:	Heather Clark
Melissa Raminpour

Re:	Lear Corporation Form 10-K for the fiscal year ended December 31, 2014 Filed February 10, 2015 File No. 001-11311

Dear Mss. Clark and Raminpour:

Our firm represents Lear Corporation, a Delaware corporation (the “Company”). On behalf the Company, I refer to the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 14, 2015, containing comments on the above referenced filing. As discussed with Heather Clark on April 15, 2015, the Company requested additional time to respond to the Commission’s comment letter. Based on discussion with Ms. Clark, the Company plans to provide a response to the Commission on or before May 12, 2015. Thank you for this courtesy.

Please contact me at (312) 558-5723 should you require any additional information regarding this matter.

Sincerely,

/s/ Bruce A. Toth

Bruce A. Toth
Winston & Strawn LLP

Cc:	Jeffrey H. Vanneste

Terrence B. Larkin